EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March 2023

Item 3 News Releases

News releases dated March 9 and 10, 2023

Item 4 Summary of Material Change

On March 9, 2023, the Company announced that findings from a study on its lead candidate BETR-001 (2-bromo-LSD) titled “A Non-Hallucinogenic LSD Analog With Therapeutic Potential For Mood Disorders” has been published in the peer-reviewed journal of Cell Report.

The study expands on previously reported positive data by performing an extensive pharmacological characterization of BETR-001 in comparison with LSD. The results show distinct central nervous system aminergic receptors pharmacological differences between BETR-001 versus LSD. These include 5-HT2A receptor partial agonism and lack of psychedelic-like effects in vivo for BETR-001 in contrast to LSD. Further, the study demonstrates lack of 5-HT2B agonism for BETR-001 in contrast to the 5-HTB agonism caused by LSD, and therefore a projected safer cardiovascular profile for BETR-001. Finally, the study shows BETR-001 induces neuroplasticity both in vitro and in vivo while promoting active coping behavior in mouse models of depression and anxiety.

On March 10, 2023, the Company announced that it has filed an amended and restated offering document for its previously announced private placement offering (the “Offering”) of units of the Company (“Units”).

The Units offered will be offered to purchasers resident in the provinces set forth in the Offering Document (as defined below), pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions and will not be subject to a hold period pursuant to applicable Canadian securities laws.

There is an amended and restated offering document dated March 10, 2023 (the “Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at https://abetterlifepharma.com/. Prospective investors should read this Offering Document before making an investment decision. The Company intends to use the net proceeds for general working capital purposes, as more particularly described in the Offering Document.

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The Offering will be led by Bloom Burton Securities Inc. (“Bloom Burton”) as lead placement agent and Research Capital Corp. (collectively, the “Agents”) on a best efforts agency basis. The Offering is anticipated to close on or about March 14, 2023, or such later date as the Company and Bloom Burton may determine. The Offering is subject to the Company and the Agents entering into a definitive agency agreement and subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the Canadian Securities Exchange of the listing of the common shares of the Company issuable pursuant to the Offering.

Item 5 Full Description of Material Change

Refer to Item 4 and the news releases in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 10, 2023

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SCHEDULE “A”

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Betterlife Publishes Promising Results from a Study Titled “A

Non-Hallucinogenic LSD Analog With Therapeutic Potential For

Mood Disorders”

VANCOUVER, British Columbia, March 9, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that findings from a study on its lead candidate BETR-001 (2-bromo-LSD) titled “A Non-Hallucinogenic LSD Analog With Therapeutic Potential For Mood Disorders” has been published in the peer-reviewed journal of Cell Report.

The study expands on previously reported positive data by performing an extensive pharmacological characterization of BETR-001 in comparison with LSD. The results show distinct central nervous system aminergic receptors pharmacological differences between BETR-001 versus LSD. These include 5-HT2A receptor partial agonism and lack of psychedelic-like effects in vivo for BETR-001 in contrast to LSD. Further, the study demonstrates lack of 5-HT2B agonism for BETR-001 in contrast to the 5-HTB agonism caused by LSD, and therefore a projected safer cardiovascular profile for BETR-001. Finally, the study shows BETR-001 induces neuroplasticity both in vitro and in vivo while promoting active coping behavior in mouse models of depression and anxiety.

Ahmad Doroudian, CEO of BetterLife said, “This is the first comprehensive preclinical characterization of 2-bromo-LSD, using BetterLife’s proprietary BETR-001 (patent pending), in collaboration with several leading scientists in this field including Dr. Adam L. Halberstadt (University of California San Diego, USA), Dr. Argel Aguilar-Valles (Carleton University, Canada), and Dr. John D. McCorvy (Medical College of Wisconsin, USA).” He added, “These findings show key differences between LSD and BETR-001 pharmacology and highlight the significant potential therapeutic benefits and improved safety profile of BETR-001. We are further encouraged to study the therapeutic potential of BETR-001 in human clinical trials projected to start by end of 2023.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BetterLife Files Amended and Restated Offering Document for Offering of Units

VANCOUVER, British Columbia, March 10, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) , an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, announces that it has filed an amended and restated offering document for its previously announced private placement offering (the “Offering”) of units of the Company (“Units”).

The Units offered will be offered to purchasers resident in the provinces set forth in the Offering Document (as defined below), pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions and will not be subject to a hold period pursuant to applicable Canadian securities laws.

There is an amended and restated offering document dated March 10, 2023 (the “Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at https://abetterlifepharma.com/. Prospective investors should read this Offering Document before making an investment decision. The Company intends to use the net proceeds for general working capital purposes, as more particularly described in the Offering Document.

The Offering will be led by Bloom Burton Securities Inc. (“Bloom Burton”) as lead placement agent and Research Capital Corp. (collectively, the “Agents”) on a best efforts agency basis. The Offering is anticipated to close on or about March 14, 2023, or such later date as the Company and Bloom Burton may determine. The Offering is subject to the Company and the Agents entering into a definitive agency agreement and subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the Canadian Securities Exchange of the listing of the common shares of the Company issuable pursuant to the Offering.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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